Exhibit (a)(5)(lxxiii)

ORACLE EXTENDS OFFER TO ACQUIRE PEOPLESOFT

Extends Offer Through December 31, 2003

REDWOOD SHORES, Calif., Oct. 10 /PRNewswire-FirstCall/—

(http://www.oracle.com/tellmemore/?2464834) Oracle Corporation (Nasdaq: ORCL – News) announced today that is has extended its previously announced tender offer for all of the common stock of PeopleSoft, Inc. to midnight EST on Wednesday, December 31, 2003.(Logo: http://www.newscom.com/cgi-bin/prnh/20020718/ORCLLOGO ) “We are as committed today as we were when we first announced our offer in June and therefore extend our bid for PeopleSoft,” said Jim Finn, Oracle spokesperson.

The tender offer was previously set to expire at midnight EDT on Friday, October 17, 2003. As of the close of business on Friday, October 10, 2003, a total of 24,812,259 shares had been tendered in and not withdrawn from the offer.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.